Exhibit 21

NEXTGEN HEALTHCARE, INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
NextGen Healthcare India Pvt. Ltd.	India
NextGen Healthcare Information Systems, LLC (f/k/a Mirth Ltd)	California
NextGen Interoperability Solutions Limited	United Kingdom
NextGen RCM Services, LLC	Missouri
NXGN Management LLC (f/k/a QSI Management LLC)	California